Mail Stop 4-6

		May 10, 2005


Dan Fleyshman
President
Snocone Systems, Inc.
Suite 440
1555 East Flamingo Road
Las Vegas, Nevada 89119


	RE:	Snocone Systems, Inc.
		Preliminary Information Statement on Schedule 14C
		Filed April 28, 2005
		File No. 0-33519

Dear Mr. Fleyshman:

	This is to advise you that we have conducted a limited review of the above preliminary information statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. You state that you are increasing your authorized shares of common stock for financing purposes or for acquisitions and your authorized shares of preferred stock to establish classes and series of preferred stock with separate rights and preferences to that of common stock. Disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common or preferred stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common or preferred stock.
2. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Closing Comments

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Perry Hindin, Staff Attorney, at (202) 942-
2822
with any questions. If you require further assistance, you may contact me at (202) 942-1818 or Barbara C. Jacobs, Assistant
Director
at (202) 942-1800.

	Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Hindin
      via facsimile
James Vandeberg
(F) (206) 262-9513

Snocone Systems, Inc.
May 10, 2005
Page 1